PROSPECTUS SUPPLEMENT                             Filed pursuant to Rule 424B(5)
(To Prospectus dated May 30, 1997)                    Registration No. 333-26887


                                  $100,000,000

                     Health and Retirement Properties Trust

                          6.70% Senior Notes due 2005

                               ----------------

     Health and Retirement Properties Trust (the "Company" or "HRP") is hereby offering (this "Offering") $100,000,000 aggregate principal amount of 6.70% Senior Notes due 2005 (the "Notes"). The Notes will mature on February 23, 2005. Interest on the Notes will be payable semi-annually in arrears on each February 23 and August 23, commencing August 23, 1998.


     The Company is a real estate investment trust (a "REIT") which invests primarily in healthcare related real estate and office buildings leased to various agencies of the United States Government.


     The Notes will be redeemable at any time, at the option of the Company, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed, plus accrued and unpaid interest to but excluding the redemption date, and (ii) the Make-Whole Amount. The net proceeds of this Offering will be used to reduce indebtedness outstanding under the Company's bank credit facility and for general business purposes.


                               ----------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



================================================================================
                          Price         Underwriting        Proceeds
                      to Public (1)     Discount (2)     to Company (3)
--------------------------------------------------------------------------------
Per Note .........         99.945%          .625%              99.32%
--------------------------------------------------------------------------------
Total ............    $99,945,000       $625,000         $99,320,000

================================================================================

(1) Plus accrued interest, if any, from date of issuance.

(2) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at approximately $200,000.


                               ----------------

     The Notes are offered by the Underwriter, subject to prior sale, when, as and if issued to and accepted by the Underwriter, subject to approval of certain legal matters by counsel for the Underwriter and certain other conditions. The Underwriter reserves the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made in book-entry form through the facilities of The Depository Trust Company ("DTC") in New York, New York on or about February 23, 1998.



                               ----------------
                              Merrill Lynch & Co.
                               ----------------

         The date of this Prospectus Supplement is February 18, 1998.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT A LEVEL WHICH MIGHT NOT OTHERWISE PREVAIL. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. THE UNDERWRITER MAY ALSO PURCHASE NOTES TO COVER SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus dated May 30, 1997. References in this Prospectus Supplement to the "Company" or "HRP" include consolidated subsidiaries unless the context indicates otherwise. Unless otherwise noted, as adjusted information contained in this Prospectus Supplement gives effect to the transactions described below in "Recent Developments" that occurred on or prior to February 18, 1998.



                                  THE COMPANY

     The Company is one of the largest publicly traded REITs in the United States with an equity market capitalization of approximately $2.0 billion at December 31, 1997. The Company has investments of approximately $2.2 billion in 217 properties located in 33 states and the District of Columbia. The Company principally invests in healthcare related real estate and office buildings leased to various agencies of the United States Government. In addition, 5% of the Company's assets, at cost, is an equity investment in Hospitality Properties Trust ("HPT"), a NYSE listed REIT formed by the Company which invests in hotels.

     The principal executive offices of the Company are located at 400 Centre Street, Newton, Massachusetts 02158; and its telephone number is (617) 332-3990.


                                 THE OFFERING


     All capitalized terms used herein and not defined herein have the meanings provided in "Description of the Notes." For a more complete description of the terms of the Notes, see "Description of the Notes" below and "Description of Debt Securities" contained in the accompanying Prospectus.




 Securities Offered ........................   $100,000,000 aggregate principal amount of 6.70% Senior Notes due 2005.

 Maturity ..................................   The Notes will mature on February 23, 2005 unless previously redeemed.

 Interest Payment Dates ....................   Interest on the Notes will be payable semi-annually in arrears on
                                               February and August of each year, commencing August 23, 1998.

 Ranking ...................................   The Notes will be senior unsecured obligations of the Company, and will rank equally with the Company's other unsecured and unsubordinated indebtedness. The Notes will be effectively subordinated to mortgages and other secured indebtedness of the
                                               Company and to indebtedness and other liabilities of any
                                               subsidiary of the Company. See "Capitalization."

 Optional Redemption .......................   The Notes will be redeemable, at the option of the Company, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes being redeemed, plus accrued and unpaid interest to but excluding the redemption date, and (ii) the
                                               Make-Whole Amount.

 Use of Proceeds ...........................   The net proceeds to the Company of approximately $99.1 million from the sale of the Notes will be used to reduce indebtedness outstanding under the Company's $450 million bank credit
                                               facility and for general business purposes. See "Use of Proceeds."

 Limitations on Incurrence of Debt .........   The Notes will contain various covenants including the following:

                                               (1) Neither the Company nor any Subsidiary (as defined) may incur any Debt (as defined) if, after giving effect thereto, the aggregate principal amount of all outstanding Debt of the
                                               Company and its Subsidiaries on a consolidated basis is
                                               greater than 60% of the sum ("Adjusted Total Assets") of (i)
                                               the Total Assets (as defined) of the Company and its
                                               Subsidiaries as of the end of the most recent calendar quarter and (ii) the purchase price of any real estate assets or
                                               mortgages receivable acquired, and the amount of any
                                               securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or
                                               mortgages receivable or used to reduce Debt), by the
                                               Company or any Subsidiary since the end of such calendar
                                               quarter, including those proceeds obtained in connection
                                               with the incurrence of such additional Debt. On an as
                                               adjusted basis, Debt would have been 33% of Adjusted Total
                                               Assets as of September 30, 1997.

                                               (2) Neither the Company nor any Subsidiary may incur any
                                               Secured Debt if, after giving effect thereto, the aggregate principal amount of all outstanding Secured Debt of the
                                               Company and its Subsidiaries on a consolidated basis is
                                               greater than 40% of the Company's Adjusted Total Assets.
                                               On an as adjusted basis, Secured Debt would have been 1%
                                               of Adjusted Total Assets as of September 30, 1997.

                                               (3) Neither the Company nor any Subsidiary may incur any
                                               Debt, if, after giving effect thereto, the ratio of Consolidated
                                               Income Available for Debt Service (as defined) to the Annual
                                               Debt Service (as defined) for the four consecutive fiscal
                                               quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than
                                               1.5x on a pro forma basis after giving effect to certain
                                               assumptions. On an as adjusted pro forma basis, the
                                               Consolidated Income Available for Debt Service would have
                                               been 4.35x the Annual Debt Service for the 12 months ended
                                               September 30, 1997.

                                               (4) The Company and its Subsidiaries will maintain Total
                                               Unencumbered Assets of not less than 200% of the
                                               aggregate outstanding principal amount of the Unsecured
                                               Debt (as defined) of the Company and its Subsidiaries on a consolidated basis. On an as adjusted basis, Total
                                               Unencumbered Assets would have been 308% of the
                                               aggregate outstanding principal amount of Unsecured Debt
                                               as of September 30, 1997.

                                           For a more complete description of the terms and definitions used in the foregoing summary of Limitations on Incurrence of Debt, see "Description of the Notes--Certain Covenants."

           SUMMARY HISTORICAL AND AS ADJUSTED FINANCIAL INFORMATION

     The following table sets forth certain financial information with respect to the Company which is derived from the audited and unaudited financial statements of the Company incorporated herein by reference and should be read in conjunction with those financial statements and the accompanying footnotes. All amounts in the table below are in thousands, except per share amounts.


                                                                                                        Nine Months Ended
                                                   Year Ended December 31,                                September 30,
                               ---------------------------------------------------------------- ---------------------------------
                                   1992         1993         1994         1995         1996          1996             1997
                               ------------ ------------ ------------ ------------ ------------ -------------- ------------------
Operating Data:
 Rental income                   $ 43,029     $ 46,069     $ 63,856     $ 90,246    $   98,039    $   72,501    $  129,518
 Interest income                    5,706       10,416       22,827       23,076        22,144        15,521        16,177
  Total revenues                   48,735       56,485       86,683      113,322       120,183        88,022       145,695
 Net income(1)                     27,243       33,417       49,919       64,236        73,254        56,689        77,477
 Dividends(2)                      33,079       44,869       76,317       83,954        94,299        70,179       107,684
Per Share:
 Net income(1)                   $   1.02     $    .97     $    .95     $   1.08    $     1.11    $      .86    $      .86
 Dividends(2)                        1.26         1.30         1.33         1.38          1.42          1.06          1.09
 Average shares outstanding        26,760       34,407       52,738       59,227        66,255        66,188        89,918
Other Data:(3)
 Funds From Operations           $ 35,365     $ 46,566     $ 71,851     $ 84,638    $   99,106    $   73,852    $  105,241
 FFO per share                       1.32         1.35         1.36         1.43          1.50          1.12          1.17
 Ratio of Earnings to Fixed
  Charges(4)                         3.6x         6.8x         6.7x         3.4x          4.3x          4.7x          3.9x

                                                   December 31,                              September 30, 1997
                               ---------------------------------------------------------------- ----------------------------------
                                     1992         1993         1994         1995          1996     Actual      As Adjusted(5)
                               ----------     --------     --------     --------    ----------  -----------    ------------------
Balance Sheet Data:
 Real estate properties, net     $310,882     $349,842     $633,513     $722,356    $  928,818    $1,521,776   $1,934,688
 Real estate mortgages, net        47,173      157,281      133,477      141,307       150,205       116,941       82,175
 Total assets                     374,468      527,662      840,206      999,677     1,229,522     1,851,294    2,158,999
 Total borrowings                 138,500       73,000      216,513      269,759       492,175       538,591      738,591
 Total shareholders' equity       228,301      441,135      602,039      685,592       708,048     1,229,231    1,334,269


---------------

(1) Includes, as an extraordinary charge, the write-off of deferred finance charges resulting from the prepayment of debt of $4.3 million ($.13 per share), $2.0 million ($.04 per share), $3.9 million ($.05 per share), $2.4 million ($.04 per share), and $1.1 million ($.01 per share) for the years 1993, 1994 and 1996 and the nine months ended September 30, 1996 and 1997, respectively. Includes gain on sale of properties of $4.0 million ($.08 per share), $2.5 million ($.04 per share) and $2.9 million ($.03 per share) in 1994, 1995 and the nine months ended September 30, 1997, respectively, and a provision for loss on sale of properties of $10.0 million ($.19 per share) in 1994.
(2) Amounts represent dividends declared with respect to the periods shown.
(3) The Company's "Funds From Operations" ("FFO") represents net income (computed in accordance with generally accepted accounting principles ("GAAP")), before gain or loss on sale of properties and extraordinary items, depreciation and other non-cash items and includes HRP's pro rata share of HPT's FFO. Management considers FFO to be a measure of the financial performance of an equity REIT that provides a relevant basis for comparison among REITs. FFO does not represent cash flow from operating activities (as determined in accordance with GAAP) and should not be considered as an alternative to net income as an indicator of the Company's financial performance or to cash flows as a measure of liquidity.


(4) These ratios were computed by dividing the Company's earnings by fixed charges. For this purpose, earnings have been calculated by adding fixed charges to income before taxes, extraordinary items and gain or loss on the dispositions of real property. Fixed charges consist of interest costs and amortization of deferred financing costs.
(5) Adjusted to give effect to transactions described below in "Recent Developments" during the period October 1, 1997 through February 18, 1998, including net additional borrowings of $135 million under the Company's bank credit facility, and as further adjusted to give effect to this Offering and the concurrent offering of an additional $50 million of Remarketed Reset Notes due July 9, 2007, and the expected application of proceeds thereof to reduce borrowings under the Company's bank credit facility.

                                  THE COMPANY


     The Company is one of the largest publicly traded REITs in the United States with an equity market capitalization of approximately $2.0 billion at December 31, 1997. The Company has investments of approximately $2.2 billion in 217 properties located in 33 states and the District of Columbia. The Company principally invests in healthcare related real estate and office buildings leased to various agencies of the United States Government. In addition, 5% of the Company's assets, at cost, is an equity investment in HPT, a NYSE listed REIT formed by the Company which invests in hotels. The principal executive offices of the Company are located at 400 Centre Street, Newton, Massachusetts 02158; and its telephone number is (617) 332-3990.


                              RECENT DEVELOPMENTS


     From January 1, 1997 through December 31, 1997 (or as otherwise described below), the Company engaged in the following significant activities:


Investments

     Government Office Properties. In February 1997, the Company entered into an agreement to acquire 30 office buildings containing 3.4 million square feet ("Government Office Properties"), substantially all of which are leased to various agencies of the United States Government. As of December 31, 1997, the Company acquired 29 properties, one of which is under construction, and elected not to acquire one property. Subsequent to December 31, 1997, one of the 29 properties was sold. The Company's aggregate purchase price for the 29 properties (3.3 million square feet) was approximately $439 million. The total purchase price for the Government Office Properties was paid by the issuance of $77 million in shares, the assumption of approximately $27 million of debt by subsidiaries of the Company secured by mortgages on three acquired properties, and a net cash payment of approximately $335 million, which was used in part to retire other debt of the seller assumed by the Company as part of the acquisition transaction and to pay closing costs.

     Biotech Facilities and Medical and Other Office and Clinic
Buildings. During 1997, the Company purchased 42 biotech facilities, medical and other office and clinic buildings for an aggregate purchase price of approximately $525 million. Acquisitions of facilities or buildings with a purchase price of at least $25 million included the following: (a) a first class office building in midtown Manhattan containing approximately 420,368 square feet purchased in October 1997 for approximately $110 million (this building is 100% occupied under long term leases to three tenants, with the majority of the building being leased to Health Insurance Plan of Greater New York, a large not-for-profit health maintenance organization); (b) two first class buildings containing 330,715 square feet plus two parking structures for approximately 1,700 cars located in West Los Angeles purchased in May 1997 for approximately $109 million (these buildings are known as the Cedars Sinai Medical Towers and Garages and are located adjacent to the Cedars Sinai Medical Center, an investment grade rated not-for-profit hospital which is also the largest tenant in these buildings); (c) an office complex in Austin, Texas containing five commercial office properties, with approximately 441,145 square feet purchased in December 1997 for $79 million; (d) a first class 25 story office tower located in Philadelphia containing approximately 608,161 square feet purchased in November 1997 for approximately $79 million (approximately 98% of this building is leased on a long-term basis to SmithKline Beecham Corporation, an investment grade rated international pharmaceutical manufacturer and distributor); and (e) 20 medical office and clinic buildings containing approximately 373,500 square feet located in central Massachusetts purchased in May 1997 for approximately $47 million (these buildings are triple net leased on a long term basis to a regional health maintenance organization that is partially owned by Tenet Healthcare Corporation). Certain of these properties are gross leased and the net operating income which the Company realizes from these investments will depend upon the efficiency with which the Company is able to operate these buildings.


     Brookdale Living Communities. In May 1997, the Company purchased for $14 million a 200-unit retirement housing property located in Spokane, Washington. This property and three other retirement housing properties (629 units) purchased for $87.5 million in December 1996 are all net leased to Brookdale Living Communities, Inc. ("BLCI") for an initial term of 23 years plus renewal options totaling an additional 50 years. During 1997, BLCI was recapitalized by two public offerings of equity and as of December 31, 1997 had an equity market capitalization of over $124 million. At December 31, 1997, the occupancy at these four properties was approximately 97% and all of the revenues are derived from sources other than Medicaid and Medicare.

     Recent Acquisitions. During the period January 1, 1998 through February 18, 1998, the Company acquired seven medical and other office buildings for $71.6 million. This acquisition was funded in part with $35 million of borrowings under the Company's bank credit facility. During this period, the Company also received $20.1 million from the prepayment of mortgage loans secured by three retirement and two nursing facilities.



Financing


     Debt Offerings. In July 1997, the Company issued $200 million of Remarketed Reset Notes due July 9, 2007 (the "Reset Notes"). The net proceeds of that issuance (approximately $199 million) were used to prepay other indebtedness of the Company then due in 1999 ($125 million) and to reduce amounts outstanding under the Company's bank credit facility. On February 18, 1998, the Company agreed to sell an additional $50 million aggregate principal amount (the "Additional Reset Notes") of Reset Notes in an offering registered pursuant to the Securities Act of 1933, as amended (the "Securities Act"). The Additional Reset Notes will be sold to the public at varying prices to be determined by the underwriter at the time of each sale. The net proceeds to the Company will be 99.85245% of the principal amount of the Additional Reset Notes, before deducting expenses payable by the Company. Subject to the terms and conditions of the underwriting agreement relating to the Additional Reset Notes, the Company expects such offering to close on February 23, 1998, and expects that its net proceeds from such offering, after payment of the Company's expenses, will be $49.8 million. The Company expects to use the net proceeds from the offering of the Additional Reset Notes to reduce amounts outstanding under the Company's bank credit facility and for general business purposes. There can be no assurance that the offering of the Additional Reset Notes will be consummated.

     Upon consummation of the sale of the Additional Reset Notes, there will be $250,000,000 in aggregate principal amount of the Reset Notes outstanding. The Reset Notes currently bear interest at a floating rate equal to three month LIBOR plus a spread of .45% per annum. In July 1998, the Company will have the option to prepay the Reset Notes or to have the Reset Notes remarketed and the interest rate reset on either a floating or fixed rate basis.

     In December 1997, the Company issued $150 million of 6-3/4% Senior Notes due 2002 (the "6-3/4% Notes") in a private placement to institutional investors. The net proceeds from the offering (approximately $149 million) were used to reduce amounts then outstanding under the Company's bank credit facility. The Company has agreed with the initial purchasers of the 6-3/4% Notes to use its best efforts to consummate an offer to exchange the 6-3/4% Notes for new notes with terms substantially identical in all material respects to the 6-3/4% Notes, which would be registered pursuant to the Securities Act.

     Equity Offerings. In March 1997, the Company issued 27,025,000 common shares of beneficial interest (the "Shares") in a public offering. The gross proceeds of the offering were $510.1 million ($18.875 per share), and the net proceeds to the Company were $483.2 million.

     On February 18, 1998, the Company sold an aggregate of 2,995,776 Shares at a price to the public of $20.125 per Share in two offerings registered pursuant to the Securities Act to underwriters who indicated to the Company that they intended to deposit Shares purchased in such offerings into registered unit investment trusts sponsored by them. The net proceeds from such offerings, after payment of the Company's expenses, were approximately $57.0 million in the aggregate. Also on February 18, 1998, the Company agreed to sell an aggregate of 2,500,000 Shares at a price to the public of $20 per Share in an offering registered pursuant to the Securities Act to an underwriter who has indicated to the Company that it intends to deposit the Shares purchased in such offering into a registered unit investment trust sponsored by an unrelated entity. Subject to the terms and conditions of the applicable underwriting agreement, the Company expects such offering to close on February 23, 1998, and expects that its net proceeds from such offering, after payment of the Company's expenses, will be $47.4 million. The Company expects to use the net proceeds of such equity offerings, together with the proceeds of the offering of the Additional Reset Notes and this Offering, to reduce amounts outstanding under the Company's bank credit facility and for general business purposes.


     Convertible Debentures. In October 1996, the Company sold three tranches of convertible subordinated debentures totaling $240 million. All of these debentures are convertible into Shares at a rate of $18 per share and are callable at par by the Company at any time on or after October 1, 1999. During 1997, the trading price of the

Company's Shares has averaged above $18 per share. Through December 31, 1997, approximately $28 million of these debentures have been converted into approximately 1.6 million Shares.

     Bank Credit Facility. In July 1997, the Company's $250 million unsecured revolving credit facility with a syndicate of banks was increased to $450 million (the "Bank Credit Facility"), and in March 1997, the term of the Bank Credit Facility was extended to 2001. The Company is currently in discussion with the lenders under the Bank Credit Facility to amend the Bank Credit Facility to modify certain covenants of the Company and possibly to increase the maximum principal amount that may be outstanding thereunder. No assurances can be given at this time that the Company and such lenders will reach a final agreement as to such changes. The Bank Credit Facility (which is guaranteed by certain of the Company's subsidiaries) is used for interim acquisition funding until equity or long-term debt is raised, working capital and general business purposes. Outstanding borrowings under the Bank Credit Facility at December 31, 1997 were $200 million. All or a portion of the net proceeds of this Offering will be used to reduce amounts outstanding under the Bank Credit Facility. See "Use of Proceeds."

     Secured Indebtedness. The Company has no outstanding secured indebtedness other than mortgages on three properties totaling approximately $26 million, which the Company assumed in connection with the acquisition of the Government Office Properties.


Other Developments

     Horizon/CMS Healthcare Corporation; HEALTHSOUTH Corporation; and Integrated Health Services, Inc. As of December 31, 1997, the Company had invested approximately $168 million, at cost, in properties that had been leased by, mortgaged to or managed by Horizon/CMS Healthcare Corporation ("HHC"). In October 1997, HHC merged into HEALTHSOUTH Corporation ("HEALTHSOUTH"). In return for the Company's consent to this merger, HEALTHSOUTH agreed to guarantee unconditionally all of the lease, mortgage and management obligations of HHC due to the Company and to extend the terms of the management contracts of three properties that were scheduled to expire during 1998 until 2001. In December 1997, HRP consented to the release of HEALTHSOUTH from the guarantee and to the assignment of certain leases and mortgages from HEALTHSOUTH and its predecessor, HHC, to Integrated Health Services, Inc. ("IHS") as part of a $1.2 billion transaction between HEALTHSOUTH and IHS for nursing homes, specialty hospitals and pharmacy services. In connection with this consent, IHS guaranteed leases, mortgages and management obligations to HRP affecting the former HHC properties, and the maturities of these leases, mortgages and management obligations, which were previously scheduled for 2000, 2001 and 2005, were extended to 2006.

     GranCare, Inc.; Living Centers of America, Inc.; and Paragon Health Network, Inc. As of December 31, 1997, the Company had invested approximately $98 million, at cost, in properties that had been leased to, or mortgaged by, GranCare, Inc. ("GC"). In February 1997, GC distributed to its shareholders all of its nursing home operations and merged its pharmacy business into Vitalink, Inc. ("Vitalink"), another public company. Under the terms of the GC Vitalink agreement, the GC nursing home operations became a new public company ("New GC"), and certain subsidiaries of New GC remained tenants of and mortgagors to the Company (the "Tenant Subsidiaries"). The Company consented to this GC Vitalink transaction on certain terms and conditions, including: (i) all of the leases and mortgages between the Company and the Tenant Subsidiaries being cross defaulted, cross collateralized, cross secured and unconditionally guaranteed by New GC; (ii) Vitalink providing a $15 million unconditional guarantee of the obligations due to the Company; and (iii) GC paying an amendment fee to the Company. In October 1997, New GC merged into Living Centers of America, Inc. ("LCA"), another public company. As part of the New GC LCA transaction a large number of LCA and New GC shares were repurchased, LCA was recapitalized by new investors, the combined New GC LCA enterprise changed its name to Paragon Health Network, Inc. ("Paragon"), and Paragon solicited the Company to release Vitalink from its guaranty obligations to the Company. The Company consented to the New GC LCA Paragon transaction and released Vitalink from its guaranty on certain terms and conditions, including: (a) certain mortgage obligations totaling approximately $11.5 million due to the Company being prepaid in full; (b) certain properties owned by the Company and leased to the Tenant Subsidiaries being exchanged for other properties formerly owned by LCA or the Tenant Subsidiaries, which properties were to be leased to the Tenant Subsidiaries; (c) the term of certain leases being extended and all renewal options for properties leased to the Tenant Subsidiaries being renewable only on an all or none basis; (d) the rent payable to the Company being increased; (e) all obligations with respect to all properties leased or financed with the Tenant Subsidiaries being guaranteed by Paragon and the guaranty being secured by a cash deposit of $15 million; (f) all obligations of the Tenant Subsidiaries being subject to cross default and cross collateralization, and guaranteed by New GC (now a subsidiary of Paragon); and
(g) payment to the Company of an amendment fee. The Company believes that the properties leased and to be leased by it to subsidiaries of Paragon had historical operating income in the 12 months ended September 30, 1997 of approximately 2 times the rent due to the Company.

     Community Care of America, Inc. and Integrated Health Services, Inc. As of December 31, 1997, the Company had invested approximately $112 million, at cost, in properties that had been operated by Community Care of America, Inc. ("CCA"). In September 1997, CCA was acquired by IHS. The Company consented to IHS's acquisition of CCA on certain terms and conditions including: (i) mortgages due to the Company totaling approximately $12.2 million being prepaid in full; (ii) certain properties formerly leased to CCA being purchased from the Company at their historical cost of approximately $33.5 million; (iii) the extension of terms of certain remaining leases and mortgages; (iv) the remaining leases and mortgages being subject to cross default and cross collateralization, and unconditionally guaranteed by IHS; and (v) payment to the Company of an amendment fee. The Company believes that former CCA properties now leased to or mortgaged by IHS and its subsidiaries had historical operating income in the 12 months ended September 30, 1997 of approximately 1.5 times the rents and mortgage payments due to the Company.

     Marriott Spin Off and Merger. As of December 31, 1997, the Company had invested approximately $326 million, at cost, in properties leased to a subsidiary of Marriott International, Inc. ("Marriott"). In October 1997, Marriott announced a plan to dividend to its shareholders a new company which will own and operate Marriott's lodging and senior living businesses and to merge the remaining company with Sodexho S.A. As a result of this spin off and merger the Company's current guarantor was expected to have a negative net worth and its obligations were not expected to be rated investment grade. Upon learning of this planned transaction, the Company commenced negotiations with Marriott and, as a result of those negotiations, an agreement has been entered into that will be effective upon consummation of the Marriott spin off and merger transaction. This agreement requires that the spin off entity created by Marriott assume the guarantee obligations to the Company. The new spin off entity is expected to be investment grade rated.

                                CAPITALIZATION


     The following table shows the capitalization of the Company as of September 30, 1997, and as adjusted as set forth below. See "Recent Developments--Financing--Debt Offerings", "--Financing--Equity Offerings" and "--Financing--Bank Credit Facility".




                                                                                      September 30, 1997
                                                                        ----------------------------------------------
                                                                                    (dollars in thousands)
                                                                                                          As Further
                                                                            Actual      As Adjusted(1)    Adjusted(2)
                                                                        -------------- ---------------- --------------
Bank Credit Facility ..................................................   $  100,000        130,500       $       --
Mortgage debt payable .................................................       26,941         26,941           26,941
Remarketed Reset Notes due July 9, 2007 ...............................      200,000        200,000          250,000
63/4% Senior Notes due 2002 ...........................................           --        150,000          150,000
6.70% Senior Notes due 2005 ...........................................           --             --          100,000
7.25% Convertible Subordinated Debentures due 2001 ....................       40,000         40,000           40,000
7.5% Convertible Subordinated Debentures due 2003 .....................      171,650        171,650          171,650
                                                                          ----------        -------       ----------
  Total indebtedness ..................................................      538,591        719,091          738,591
                                                                          ----------        -------       ----------
Shareholders' equity:
 Preferred Shares of Beneficial Interest, par value $.01 per share;
  50,000,000 authorized, none issued ..................................           --             --               --
 Common Shares of Beneficial Interest, par value $.01 per share;
  125,000,000 shares authorized; 98,838,340 shares issued and
  104,368,517 shares as adjusted ......................................          988          1,044            1,044
 Additional paid-in capital ...........................................    1,370,730      1,475,712        1,475,712
 Cumulative net income ................................................      383,775        383,775          383,775
 Dividends ............................................................     (526,262)      (526,262)        (526,262)
                                                                          ----------      ---------       ----------
  Total shareholders' equity ..........................................    1,229,231      1,334,269        1,334,269
                                                                          ----------      ---------       ----------
Total capitalization ..................................................   $1,767,822      2,053,360       $2,072,860
                                                                          ==========      =========       ==========



----------------
(1) As adjusted to give effect to transactions during the period October 1, 1997 through February 18, 1998, including net additional borrowings under the Company's Bank Credit Facility.

(2) As further adjusted to give effect to this Offering and the concurrent offering of the Additional Reset Notes, and the expected application of proceeds thereof to reduce borrowings under the Company's Bank Credit Facility.



                                USE OF PROCEEDS


     The net proceeds to the Company from this Offering are approximately $99.1 million. The net proceeds are expected to be used to reduce amounts outstanding under the Company's Bank Credit Facility and for general business purposes. Outstanding amounts under the Company's Bank Credit Facility bear interest, at the Company's option, at LIBOR plus a margin or prime, and the Bank Credit Facility expires in 2001. At February 18, 1998, the effective interest rate on outstanding amounts under the Bank Credit Facility was 6.37% per annum.



                           DESCRIPTION OF THE NOTES

     The Notes are to be issued under an Indenture dated as of July 9, 1997 and a Supplemental Indenture dated as of February 23, 1998 (collectively, the "Indenture"), between the Company and State Street Bank and Trust Company (the "Trustee"). The Indenture has been filed with the Securities and Exchange Commission (the "Commission") and is incorporated by reference herein and is available for inspection at the corporate trust office of the Trustee at Two International Place, Boston, Massachusetts 02110. The statements made hereunder relating to the Indenture and the Notes to be issued thereunder are summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Notes. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

General

     The Notes will be limited to an aggregate principal amount of $100,000,000 and will mature, unless previously redeemed, on February 23, 2005. The Notes will be senior unsecured obligations of the Company and will rank equally with each other and with all other unsecured and unsubordinated indebtedness of the Company from time to time outstanding. The Notes will be effectively subordinated to mortgages and other secured indebtedness of the Company and to indebtedness and other liabilities of any Subsidiaries (as defined below). Accordingly, such prior indebtedness will have to be satisfied in full before holders of the Notes will be able to realize any value from the secured or indirectly held properties.


     As of December 31, 1997, on an adjusted basis after giving effect to the issuance of the Notes offered hereby, the application of the proceeds therefrom, the total outstanding indebtedness of the Company and its Subsidiaries (including net borrowings made for acquisitions during the period of January 1, 1998 through February 18, 1998 under the Bank Credit Facility) was approximately $739 million, of which approximately 96% was unsecured, and the indebtedness of the Company's Subsidiaries was $26 million. In addition, the Company's Subsidiaries (with certain exceptions) are guarantors of the Company's Bank Credit Facility. The Bank Credit Facility is currently an unsecured revolving credit facility in the amount of $450 million. The Company and its Subsidiaries may incur additional indebtedness, including secured indebtedness, subject to the provisions described below under "--Certain Covenants--Limitations on Incurrence of Debt."

     Except as described under "--Merger, Consolidation or Sale" and "--Certain Covenants" below, the Indenture does not contain any other provisions that would limit the ability of the Company to incur indebtedness or that would afford holders of the Notes protection in the event of (i) a highly leveraged or similar transaction involving the Company or any Affiliate of the Company,
(ii) a change of control, or (iii) a reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the holders of the Notes. In addition, subject to the limitations set forth under "--Merger, Consolidation or Sale" and "--Certain Covenants" below, the Company may, in the future, enter into certain transactions such as the sale of all or substantially all of its assets or the merger or consolidation of the Company that would increase the amount of the Company's indebtedness or substantially reduce or eliminate the Company's assets, which may have an adverse effect on the Company's ability to service its indebtedness, including the Notes. The Company and its management have no present intention of engaging in a highly leveraged or similar transaction involving the Company.



Interest


     Interest on the Notes will accrue at the rate of 6.70% per annum. Interest on the Notes will be payable semi-annually in arrears on February 23 and August 23, commencing on August 23, 1998 (each, an "Interest Payment Date"). The interest so payable will be paid to the person (the "Holder") in whose name the applicable Note is registered at the close of business on the date (whether or not a Business Day) 15 calendar days preceding the applicable Interest Payment Date (each, a "Regular Record Date"). Interest on the Notes will accrue from the most recent date to which the interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The Notes will be payable both as to principal and interest at the corporate trust office of the Trustee, initially at Two International Place, Boston, Massachusetts 02110, or, at the option of the Company, payment of interest may be made by check mailed to the Holders of Notes at their addresses set forth in the register of Holders of Notes.



Optional Redemption of Notes

     The Notes will be subject to redemption at any time at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at 100% of the outstanding principal amount thereof, plus accrued and unpaid interest to but excluding the applicable redemption date, plus the Make-Whole Amount.

     The Company is not required to make sinking fund or redemption payments with respect to the Notes.

     "Make-Whole Amount" means, in connection with any optional redemption or accelerated payment of any Notes, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semiannual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the Notes being redeemed or paid.


     "Reinvestment Rate" means a rate per annum equal to the sum of .25% (twenty-five one hundredths of one percent) plus the yield on treasury securities at constant maturity under the heading "Week Ending" published in the Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.


     "Statistical Release" means the statistical release designated "H. 15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if such statistical release is not published at the time of any determination under the Indenture, then any publicly available source of similar market data which shall be designated by the Company.


Certain Covenants

     Limitations on Incurrence of Debt. The Company will not, and will not permit any Subsidiary to, incur any Debt (as defined below) if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 60% of the sum ("Adjusted Total Assets") of (without duplication) (i) the Total Assets (as defined below) of the Company and its Subsidiaries as of the end of the calendar quarter covered in the Company's Annual Report on Form 10-K, or the Quarterly Report on Form 10-Q, as the case may be, most recently filed with the Commission (or, if such filing is not permitted under the Exchange Act, with the Trustee) prior to the incurrence of such additional Debt and (ii) the purchase price of any real estate assets or mortgages receivable acquired, and the amount of any securities offering proceeds received (to the extent that such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), by the Company or any Subsidiary since the end of such calendar quarter, including those proceeds obtained in connection with the incurrence of such additional Debt.

     In addition to the foregoing limitations on the incurrence of Debt, the Company will not, and will not permit any Subsidiary to, incur any Secured Debt (as defined below) if, immediately after giving effect to the incurrence of such additional Secured Debt and the application of the proceeds thereof, the aggregate principal amount of all outstanding Secured Debt of the Company and its Subsidiaries on a consolidated basis is greater than 40% of Adjusted Total Assets.

     In addition to the foregoing limitations on the Incurrence of Debt, the Company will not, and will not permit any Subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service (as defined below) to the Annual Debt Service (as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5x, on a pro forma basis after giving effect thereto and to the application of the proceeds therefrom, and calculated on the assumption that (i) such Debt and any other Debt incurred by the Company and its Subsidiaries since the first day of such four-quarter period and the application of the proceeds therefrom, including to refinance other Debt, had occurred at the beginning of such period; (ii) the repayment or retirement of any other Debt by the Company and its Subsidiaries since the first date of such four-quarter period had been repaid or retired at the beginning of such period (except that, in making such computation, the amount of Debt repaid under any revolving credit facility shall be computed based upon the average daily balance of such Debt during such period); (iii) in the case of Acquired Debt (as defined below) or Debt incurred in connection with any acquisition since the first day of such four-quarter period, the related acquisition had occurred as of the first day of such period with appropriate adjustments with respect to such acquisition being included in such pro forma calculation; and (iv) in the case of any acquisition or disposition by the Company or its Subsidiaries of any asset or group of assets since the first day of such four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, such acquisition or disposition or any related repayment of Debt had occurred as of the first day of such period with the appropriate adjustments with respect to such acquisition or disposition being included in such as adjusted calculation.

     Maintenance of Total Unencumbered Assets. The Company and its Subsidiaries will maintain Total Unencumbered Assets (as defined below) of not less than 200% of the aggregate outstanding principal amount of the Unsecured Debt (as defined below) of the Company and its Subsidiaries on a consolidated basis.

     As used herein:

     "Acquired Debt" means Debt of a Person (i) existing at the time such Person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case, other than Debt incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition. Acquired Debt shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Subsidiary.

     "Annual Debt Service" as of any date means the maximum amount which is expensed in any 12-month period for interest on Debt of the Company and its Subsidiaries.

     "Capital Stock" means, with respect to any Person, any capital stock (including preferred stock), shares, interests, participation or other ownership interests (however designated) of such Person and any rights (other than debt securities convertible into or exchangeable for capital stock), warrants or options to purchase any thereof.

     "Consolidated Income Available for Debt Service" for any period means Earnings from Operations (as defined below) of the Company and its Subsidiaries plus amounts which have been deducted, and minus amounts which have been added, for the following (without duplication): (i) interest on Debt of the Company and its Subsidiaries, (ii) provision for taxes of the Company and its Subsidiaries based on income, (iii) amortization of debt discount and deferred financing costs, (iv) provisions for gains and losses on properties and property depreciation and amortization, (v) the effect of any noncash charge resulting from a change in accounting principles in determining Earnings from Operations for such period and (vi) amortization of deferred charges.

     "Debt" of the Company or any Subsidiary means, without duplication, any indebtedness of the Company or any Subsidiary, whether or not contingent, in respect of (i) borrowed money or evidenced by bonds, notes, debentures or similar instruments, (ii) indebtedness for borrowed money secured by any encumbrance existing on property owned by the Company or any Subsidiary, (iii) the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued (other than letters of credit issued to provide credit enhancement or support with respect to other indebtedness of the Company or any Subsidiary otherwise reflected as Debt hereunder) or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement, (iv) the principal amount of all obligations of the Company or any Subsidiary with respect to redemption, repayment or other repurchase of any Disqualified Stock, or (v) any lease of property by the Company or any Subsidiary as lessee which is reflected on the Company's consolidated balance sheet as a capitalized lease in accordance with GAAP, to the extent, in the case of items of indebtedness under (i) through
(iii) above, that any such items (other than letters of credit) would appear as a liability on the Company's consolidated balance sheet in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation by the Company or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Debt of another Person (other than the Company or any Subsidiary) (it being understood that Debt shall be deemed to be incurred by the Company or any Subsidiary whenever the Company or such Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof).

     "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which by the terms of such Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise (i) matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than Capital Stock which is redeemable solely in exchange for common stock or shares), (ii) is convertible into or exchangeable or exercisable for Debt or Disqualified Stock, or (iii) is redeemable at the option of the holder thereof, in whole or in part (other than Capital Stock which is redeemable solely in exchange for common stock or shares), in each case on or prior to the stated maturity of the Notes.

     "Earnings from Operations" for any period means net earnings excluding gains and losses on sales of investments, extraordinary items and property valuation losses, as reflected in the financial statements of the Company and its Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP.

     "Secured Debt" means Debt secured by any mortgage, lien, charge, pledge or security interest of any kind.

     "Subsidiary" means any corporation or other entity of which a majority of
(i) the voting power of the voting equity securities or (ii) the outstanding equity interests of which are owned, directly or indirectly, by the Company or one or more other Subsidiaries of the Company. For the purposes of this definition, "voting equity securities" means equity securities having voting power for the election of directors, whether at all times or only so long as no senior class of security has such voting power by reason of any contingency.

     "Total Assets" as of any date means the sum of (i) the Undepreciated Real Estate Assets and (ii) all other assets of the Company and its Subsidiaries determined in accordance with GAAP (but excluding accounts receivable and intangibles).

     "Total Unencumbered Assets" means the sum of (i) those Undepreciated Real Estate Assets not subject to an encumbrance for borrowed money and (ii) all other assets of the Company and its Subsidiaries not subject to an encumbrance for borrowed money determined in accordance with GAAP (but excluding accounts receivable and intangibles).

     "Undepreciated Real Estate Assets" as of any date means the cost (original cost plus capital improvements) of real estate assets of the Company and its Subsidiaries on such date, before depreciation and amortization determined on a consolidated basis in accordance with GAAP.

     "Unsecured Debt" means Debt which is not secured by any of the properties of the Company or any Subsidiary.

     See "Description of Debt Securities--Certain Covenants" in the accompanying Prospectus for a description of additional covenants applicable to the Company.


Merger, Consolidation or Sale

     The Company may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (i) either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets is a Person organized and existing under the laws of the United States or any state thereof and shall expressly assume the due and punctual payment of the principal of (and premium or Make-Whole Amount, if any) and any interest on all of the Notes and the due and punctual performance and observance of all of the covenants and conditions contained in the Indenture to be performed by the Company; (ii) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any Subsidiary as a result thereof as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default under the Indenture, and no event which after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (iii) an Officers' Certificate and legal opinion covering such conditions shall be delivered to the Trustee.


Events of Default, Notice and Waiver

     The Indenture provides that the following events are "Events of Default" with respect to the Notes: (i) default for 30 days in the payment of any installment of interest payable on any Note when due and payable; (ii) default in the payment of the principal of (or premium or Make-Whole Amount, if any, on) any Note when due and payable; (iii) default in the performance, or breach, of any covenant of the Company contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities (as defined) other than the Notes), which continues for 60 days after written notice as provided in the Indenture; (iv) default under any bond, debenture, note, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company (or by any Subsidiary, the repayment of which the Company has guaranteed or for which the Company is directly responsible or liable as obligor or guarantor) having an aggregate principal amount outstanding of at least $20,000,000, whether such indebtedness now exists or shall hereafter be incurred or created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged or such acceleration having been rescinded or annulled within a period of 10 days after written notice to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the outstanding Notes, as provided in the Indenture; or (v) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary or for all or substantially all of either of its property. "Significant Subsidiary" means any Subsidiary which is a "significant subsidiary" (within the meaning of Regulation S-X, promulgated under the Securities Act) of the Company.

     See "Description of Debt Securities--Events of Default, Notice and Waiver" in the accompanying Prospectus for a description of rights, remedies and other matters relating to Events of Default.


Discharge, Defeasance and Covenant Defeasance

     The provisions of the Indenture relating to defeasance and covenant defeasance described under "Description of Debt Securities--Discharge, Defeasance and Covenant Defeasance" in the accompanying Prospectus will apply to the Notes.


Book-Entry System and Form of Note

     The Notes will be issued in the form of a single fully registered global security without coupons ("Global Note") which will be deposited with, or on behalf of, DTC, and registered in the name of DTC's nominee, Cede & Co. Except under the circumstance described below, the Notes will not be issuable in definitive form. Unless and until it is exchanged in whole or in part for the individual notes represented thereby, a Global Note may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee of DTC to a successor depository or any nominee of such successor.

     DTC has advised the Company of the following information regarding DTC:
DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that persons having accounts with DTC deposit with DTC (its "Participants"). DTC also facilitates the clearance and settlement among its Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry charges in its Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of DTC include securities brokers and dealers (including the Underwriter), banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its direct Participants and by the New York Stock Exchange, the American Stock Exchange and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct Participant of DTC, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Commission.

     The Company expects that, pursuant to procedures established by DTC, ownership of the beneficial interests in the Notes evidenced by the Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to beneficial interests of Participants) and records of Participants (with respect to beneficial interests of persons who hold through Participants). Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records of DTC or for maintaining, supervising or reviewing any records of DTC or any of its Participants relating to beneficial ownership interests in the Notes. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a Global Note.

     So long as DTC or its nominee is the registered owner of such Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture. Except as described below, owners of beneficial interest in Notes evidenced by a Global Note will not be entitled to have any of the individual Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of any such Notes in definitive form and will not be considered the owners or holders thereof under the Indenture. Beneficial owners of Notes evidenced by a Global Note will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any direction, instructions or approvals to the Trustee thereunder. Accordingly, each person owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interests, to exercise any rights of a Holder under the Indenture. The Company understands that, under existing industry practice, if it requests any action of Holders or if an owner of a beneficial interest in a Global Note desires to give or take any action which a Holder is entitled to give or take under the Indenture, DTC would authorize the Participants holding the relevant beneficial interest to give or take such action, and such Participants would authorize beneficial owners through such Participants to give or take such actions or would otherwise act upon the instructions of beneficial owners holding through them.

     Payments of principal of, any premium or Make-Whole Amount and any interest on individual Notes represented by a Global Note registered in the name of the holder of the Global Note or its nominee will be made by the Trustee to or at the direction of the holder of the Global Note or its nominee, as the case may be, as the registered owner of the Global Note under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose name Notes, including a Global Note, are registered as the owners thereof for the purpose of receiving such payments. Consequently, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to beneficial owners of Notes (including principal, premium or Make-Whole Amount and interest). The Company believes, however, that it is currently the policy of DTC to immediately credit the accounts of relevant Participants with such payments in amounts proportionate to their respective holdings of beneficial interests in the relevant security as shown on the records of DTC. Payments by Participants to the beneficial owners of Notes will be governed by standing instructions and customary practice and will be the responsibility of DTC's Participants. Redemption notices with respect to any Notes will be sent to the holder of the Global Note. If less than all of the Notes are to be redeemed, the Company expects the holder of the Global Note to determine the amount of interest of each Participant in such Notes to be redeemed to be determined by lot. None of the Company, the Trustee, any Paying Agent or the Security Registrar for such Notes will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note for such Notes.

     Neither the Company nor the Trustee will be liable for any delay by the holder of a Global Note or DTC in identifying the beneficial owners of Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of a Global Note or DTC for all purposes.

     If DTC is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue individual Notes in exchange for the Global Note representing such Notes. In addition, the Company may at any time and in its sole discretion, subject to certain limitations set forth in the Indenture, determine not to have any of such Notes represented by one or more Global Notes and in such event will issue individual Notes in exchange for the Global Note or Notes representing such Notes. Individual Notes so issued will be issued in denominations of $1,000 and integral multiples thereof.


Same-Day Settlement and Payment

     Settlement for the Notes will be made by the Underwriter in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Company in immediately available funds.

     The Notes will trade in DTC's Same-Day Funds Settlement system until maturity or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds.


                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of certain United States Federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The following discussion deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, banks, insurance companies, regulated investment companies, dealers in securities or currencies, persons holding Notes as a hedge against currency risks or as a position in a "straddle" for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers (except where otherwise specifically noted). Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.


     As used herein, the term "U.S. Holder" means a beneficial owner of a Note that is for United States Federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or partnership (or other entity treated as a corporation or partnership for United States Federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof (unless otherwise provided by Treasury Regulations), (iii) an estate the income of which is subject to United States Federal income taxation regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust (or certain electing trusts in existence on August 20, 1996 to the extent provided in Treasury Regulations), or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.


The Notes

     For U.S. Federal income tax purposes, each Note will be treated as indebtedness issued by the Company.


U.S. Holders

     Interest. Interest on a Note will generally be includible in the gross income of a U.S. Holder as ordinary interest income at the time the interest is received or when it accrues in accordance with the U.S. Holder's regular method of tax accounting. Such interest will be treated as U.S. source income for U.S. Federal income tax purposes.

     Disposition. A U.S. Holder will recognize taxable gain or loss on the sale, exchange, redemption, retirement or other disposition of a Note in an amount equal to the difference between the amount realized from such disposition (other than amounts attributable to accrued interest which would otherwise be taxable as ordinary interest income) and the U.S. Holder's adjusted tax basis in the Note. Such gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition; preferential rates of tax may apply to gains recognized upon the disposition of Notes held for more than eighteen months.

     Gain or Income Received by a Foreign Corporation. A foreign corporation whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business, in addition to being subject to regular U.S. income tax, may be subject to a branch profits tax equal to 30% of its "effectively connected earnings and profits" within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"), for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable tax treaty (as modified by the branch profits tax rules).


Non-U.S. Holders

     Generally, a non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium, if any, or interest on a Note, or on any gain upon disposition or retirement of a Note, if (i) such non-U.S. Holder does not own 10% or more of the shares of beneficial interest of the Company and (ii) the last United States payor in the chain of payment (the "Withholding Agent") has received in the year in which a payment of interest or principal occurs, or in either of the two preceding calendar years, a statement signed by the beneficial owner of the Note under penalties of perjury certifying that such owner is not a U.S. Holder and providing the name and address of the beneficial owner. The statement may be made on an Internal Revenue Service ("IRS") Form W-8 or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of such change. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. However, in such case, the signed statement must be accompanied by a copy of the IRS Form W-8 or the substitute form provided by the beneficial owner to the organization or institution.

Interest received or gain recognized by a non-U.S. Holder which does not qualify for exemption from taxation will be subject to United States Federal income tax and withholding tax at a rate of 30% unless reduced or eliminated by applicable tax treaty.

     Treasury Regulations issued on October 6, 1997 (the "New Regulations") alter the withholding rules on interest paid to a non-U.S. Holder of a Note. The New Regulations are generally effective with respect to interest paid after December 31, 1998. Withholding will generally be excused under the New Regulations if the non-U.S. Holder owns less than 10% of the shares of beneficial interest of the Company and if such non-U.S. Holder executes a necessary IRS Form W-8. Moreover, under the New Regulations, to obtain a reduced rate of withholding under an income tax treaty, a non-U.S. Holder generally will be required to provide an IRS Form W-8 certifying such non-U.S. Holder's entitlement to benefits under the treaty. The New Regulations also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, interest paid to a non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding the ownership interests in that entity, and whether such entity or such holders in the entity are entitled to benefits under the tax treaty. The New Regulations also alter the information reporting and backup withholding rules applicable to non-U.S. Holders and, among other things, provide certain presumptions under which a non-U.S. Holder is subject to backup withholding and information reporting until certification of non-U.S. status is received from such non-U.S. Holder. The foregoing is not intended to be a complete discussion of the New Regulations, and prospective investors are urged to consult their tax advisors with respect to the effect of the New Regulations on an investment in the Notes.

     The Notes will not be includible in the estate of a non-U.S. Holder unless the individual owns directly or indirectly 10% or more of the shares of beneficial interest of the Company or, at the time of such individual's death, payments in respect of the Notes would have been effectively connected with the conduct by such individual of a trade or business in the United States.


Backup Withholding

     Backup withholding of United States Federal income tax at a rate of 31% may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

     In addition, upon the sale of a Note by (or through) a broker, the broker must withhold 31% of the entire purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (i) the broker determines that the seller is an exempt recipient or (ii) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8 under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

     Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.

                                 UNDERWRITING


     Under the terms and subject to the conditions contained in an underwriting agreement (the "Underwriting Agreement") dated February 18, 1998, between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter"), the Underwriter has agreed to purchase and the Company has agreed to sell to the Underwriter $100,000,000 aggregate principal amount of 6.70% Senior Notes due 2005.

     The Underwriter has advised the Company that it proposes initially to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of .375% of the principal amount of the Notes. The Underwriter may allow, and such dealers may reallow, a discount not in excess of .25% of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.


     The Underwriting Agreement provides that the obligations of the Underwriter to pay for and accept delivery of the Notes are subject to the approval of certain legal matters by its counsel and to certain other conditions. The Underwriter is committed to take and pay for all the Notes if any are taken.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriter that it intends to make a market in the Notes, but it is not obligated to do so and such market making may be interrupted or discontinued without notice. No assurance can be given about the liquidity of the trading market for the Notes.

     The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act.

     Until the distribution of the Notes is completed, rules of the Commission may limit the ability of the Underwriter to bid for and purchase the Notes. Pursuant to an exception to these rules, the Underwriter is permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

     If the Underwriter creates a short position in the Notes in connection with the Offering, i.e., if it sells more Notes than set forth on the cover page of this Prospectus Supplement, the Underwriter may reduce that short position by purchasing Notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither the Company nor the Underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Company nor the Underwriter makes any representations that the Underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.


     In the ordinary course of business, the Underwriter has performed, and in the future may perform, investment banking services for the Company and its affiliates.



                                 LEGAL MATTERS

     Certain legal matters with respect to the Notes will be passed upon for the Company by Sullivan & Worcester LLP, Boston, Massachusetts and for the Underwriter by Brown & Wood LLP, New York, New York. Sullivan & Worcester LLP and Brown & Wood LLP will rely, as to all matters of Maryland law, upon the opinion of Piper & Marbury L.L.P., Baltimore, Maryland. Barry M. Portnoy was a partner in the firm of Sullivan & Worcester LLP until March 31, 1997 and is a Managing Trustee of the Company and of HPT, a director and 50% shareholder of HRPT Advisors, Inc. and REIT Management & Research, Inc. and a director and/or significant shareholder of certain lessees of the Company. Sullivan & Worcester LLP represents HPT, the other entities referred to above, such lessees and certain of their affiliates on various matters.


                                    EXPERTS

     In addition to the matters referred to in the accompanying Prospectus under the caption "Experts," the following financial statements have been audited by the following independent public accountants:

     The historical statement of gross income and direct operating expenses of Bridgepoint Square for the year ended December 31, 1996 incorporated by reference in this Prospectus Supplement from the Company's Current Report on Form 8-K dated December 5, 1997, as amended, has been audited by Price Waterhouse LLP, independent public accountants, as set forth in their report thereon incorporated herein by reference, and is incorporated herein in reliance upon the authority of such firm as experts in accounting and auditing.


     The statement of revenues and certain expenses of Franklin Office Associates for the year ended December 31, 1996 is incorporated by reference in this Prospectus Supplement from the Company's Current Report on Form 8-K dated November 13, 1997, as amended by Form 8-K/A dated January 14, 1998, in reliance upon the report of KPMG Peat Marwick LLP, independent public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

     The historical statement of revenues and certain expenses of Seven West Associates, LLC for the period January 28, 1996 through January 25, 1997 incorporated by reference in this Prospectus Supplement from the Company's Current Report on Form 8-K dated October 1, 1997, as amended, has been audited by Deloitte & Touche LLP, independent public accountants, as set forth in their report thereon incorporated herein by reference, and is incorporated herein in reliance upon the authority of such firm as experts in accounting and auditing.


     The historical summary of gross income and direct operating expenses for two medical office buildings and two parking structures owned by Wright-Carlyle Partners for the year ended December 31, 1996 included in the Company's Current Report on Form 8-K dated October 1, 1997, as amended, has been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.


               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE


     In addition to the documents incorporated by reference or deemed incorporated by reference into the accompanying Prospectus, which Prospectus is supplemented by this Prospectus Supplement, the following documents, which have been filed with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are hereby incorporated in this Prospectus Supplement and specifically made a part hereof by reference: (i) the Company's Current Reports on Form 8-K dated June 23, 1997, July 2, 1997, September 2, 1997, October 1, 1997, as amended, November 13, 1997, as amended, December 5, 1997, as amended, February 11, 1998, February 12, 1998, February 17, 1998 and February 18, 1998, (ii) the Company's quarterly reports on Form 10-Q for the quarterly periods ended June 30, 1997 and September 30, 1997, and (iii) the consolidated financial statements of Marriott International, Inc., Commission File No. 1-12188, at and for the fiscal quarters ended March 28, 1997, June 28, 1997 and September 27, 1997 incorporated herein by reference from Marriott's Quarterly Reports on Form 10-Q for the quarters ended March 28, 1997, June 28, 1997 and September 27, 1997. All documents filed by the Company pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus Supplement and prior to the termination of this Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and to be a part hereof from the respective dates of filing of such documents.


     Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus Supplement to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement.

     The Company will provide without charge to each person to whom this Prospectus Supplement is delivered, upon the written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this Prospectus Supplement (excluding exhibits unless such exhibits are specifically requested or such exhibits are specifically incorporated by reference into the information that this Prospectus Supplement incorporates). Requests for such copies should be made to the Company at its principal executive offices, 400 Centre Street, Newton, MA 02158, Attention:
Investor Relations, telephone (617) 332-3990.

                          FORWARD LOOKING STATEMENTS

     THIS PROSPECTUS SUPPLEMENT CONTAINS FORWARD LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED OR PROJECTED. PROSPECTIVE PURCHASERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD LOOKING STATEMENTS WHICH SPEAK ONLY AS OF THE DATE HEREOF. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLISH REVISED FORWARD LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF PRESENTLY UNANTICIPATED EVENTS.

                         ---------------------------

     THE AMENDED AND RESTATED DECLARATION OF TRUST ESTABLISHING THE COMPANY, DATED JULY 1, 1994, A COPY OF WHICH, TOGETHER WITH ALL AMENDMENTS THERETO (THE "DECLARATION"), IS DULY FILED IN THE OFFICE OF THE DEPARTMENT OF ASSESSMENTS AND TAXATION OF THE STATE OF MARYLAND, PROVIDES THAT THE NAME "HEALTH AND RETIREMENT PROPERTIES TRUST" REFERS TO THE TRUSTEES UNDER THE DECLARATION COLLECTIVELY AS TRUSTEES, BUT NOT INDIVIDUALLY OR PERSONALLY, AND THAT NO TRUSTEE, OFFICER, SHAREHOLDER, EMPLOYEE OR AGENT OF THE COMPANY SHALL BE HELD TO ANY PERSONAL LIABILITY, JOINTLY OR SEVERALLY, FOR ANY OBLIGATION OF, OR CLAIM AGAINST, THE COMPANY. ALL PERSONS DEALING WITH THE COMPANY, IN ANY WAY, SHALL LOOK ONLY TO THE ASSETS OF THE COMPANY FOR THE PAYMENT OF ANY SUM OR THE PERFORMANCE OF ANY OBLIGATION.

================================================================================

  No dealer, salesman or other person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus Supplement and Prospectus. If given or made, such information or representation must not be relied upon as having been authorized by the Company or the Underwriter. This Prospectus Supplement and the Prospectus do not constitute an offer to sell, or solicitation of an offer to buy, Notes in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus Supplement or the Prospectus nor any sale made hereunder or thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

                       ---------------------------------

                               TABLE OF CONTENTS


                                                        Page
                                                      --------
                       Prospectus Supplement
Prospectus Supplement Summary .....................      S-3
The Company .......................................      S-6
Recent Developments ...............................      S-6
Capitalization ....................................     S-10
Use of Proceeds ...................................     S-10
Description of the Notes ..........................     S-10
Certain Federal Income Tax Considerations .........     S-16
Underwriting ......................................     S-19
Legal Matters .....................................     S-19
Experts ...........................................     S-19
Incorporation of Certain Information by
   Reference ......................................     S-20
Forward Looking Statements ........................     S-21
                              Prospectus
Available Information .............................      (ii)
Incorporation of Certain Documents by
   Reference ......................................      (ii)
The Company .......................................        1
Use of Proceeds ...................................        1
Ratio of Earnings to Fixed Changes ................        1
Description of Debt Securities ....................        1
Description of Shares .............................       10
Description of Preferred Shares ...................       11
Description of Depositary Shares ..................       17
Description of Warrants ...........................       19
Description of Convertible Subordinated
   Debentures .....................................       20
Limitation of Liability; Shareholder
   Liability ......................................       20
Redemption; Business Combinations and
   Control Share Acquisitions .....................       21
Plan of Distribution ..............................       24
Legal Matters .....................................       25
Experts ...........................................       25



                                  $100,000,000





                             Health and Retirement
                                Properties Trust





                          6.70% Senior Notes due 2005




                     -------------------------------------
           P  R  O  S  P  E  C  T  U  S     S  U  P  P  L  E  M  E  N  T
                     -------------------------------------
                              Merrill Lynch & Co.





                               February 18, 1998







================================================================================

SUPPLEMENT
(To Prospectus Supplement dated July 2, 1997
and Prospectus dated May 30, 1997)


                                  $50,000,000

                    Health and Retirement Properties Trust

                    Remarketed Reset Notes due July 9, 2007

                               ----------------

     Health and Retirement Properties Trust (the "Company" or "HRP") is hereby offering an additional $50,000,000 aggregate principal amount of Remarketed Reset Notes due July 9, 2007 (the "Additional Notes"). The Additional Notes and the Notes described in the accompanying Prospectus Supplement dated July 2, 1997 (together, the "Notes") will aggregate $250,000,000.

     The Additional Notes will be sold to the public at varying prices to be determined by the Underwriter at the time of each sale. The net proceeds to the Company will be approximately 99.85% of the principal amount of the Additional Notes sold, and the aggregate net proceeds will be $49,926,225, in each case plus accrued interest through the date of purchase and before deducting expenses payable by the Company, which are estimated to be $100,000. For further information with respect to the plan of distribution and any discounts, commissions or profits on resales of the Additional Notes that may be deemed underwriting discounts and commissions, see "Underwriting" in the accompanying Prospectus Supplement dated July 2, 1997.


     The Additional Notes are offered by the Underwriter, subject to prior sale, when, as and if issued by the Company and delivered to and accepted by the Underwriter, subject to approval of certain legal matters by counsel for the Underwriter and subject to certain other conditions. The Underwriter reserves the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of an additional Global Note will be made in book-entry form through the facilities of The Depository Trust Company in New York, New York on or about February 23, 1998.

     Certain Federal income tax consequences applicable to initial holders of the Notes are summarized in the accompanying Prospectus Supplement dated July 2, 1997 under the caption "Certain Federal Income Tax Considerations," and such summary, with the following modifications, is applicable to initial holders of the Additional Notes. First, subsequent legislative and administrative authorities have modified the definitions that determine which entities are U.S. Holders or non-U.S. Holders for Federal income tax purposes. Second, Treasury Regulations generally proposed to be effective with respect to interest paid after December 31, 1998 would revise the eligibility for exemption, as well as the procedures for securing exemption, from the 30% United States Federal withholding tax potentially imposed on non-U.S. Holders and from backup withholding. Third, the pre-issuance accrued interest paid by holders to acquire the Additional Notes is not treated as part of the purchase price of the Additional Notes; instead, the April 9, 1998 interest payment on the Additional Notes, to the extent of the pre-issuance accrued interest, is treated as a return of capital and not as an amount payable on the Additional Notes. Fourth, Investor Relations should be contacted at the Company's principal office to make available to holders of the Additional Notes upon their request the information required to comply with the applicable provisions of the Treasury Regulations summarized in the accompanying Prospectus Supplement dated July 2, 1997 under the caption "Certain Federal Income Tax Considerations." Holders of the Additional Notes should be aware that some of the foregoing information will differ from the comparable information applicable to the Notes issued on July 9, 1997, and that accordingly the Federal income tax consequences to a holder of Additional Notes may differ from those applicable to a holder of Notes issued on July 9, 1997.


     THE FOREGOING DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSIDERATIONS DOES NOT CONSIDER THE FACTS AND CIRCUMSTANCES OF ANY PARTICULAR PROSPECTIVE HOLDER'S SITUATION OR STATUS, AND ACCORDINGLY DOES NOT CONSTITUTE TAX ADVICE. EACH PROSPECTIVE HOLDER OF ADDITIONAL NOTES SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES TO IT, INCLUDING THOSE UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, AND UNDER ANY RECENT OR PROSPECTIVE CHANGES IN APPLICABLE TAX LAWS.

      The date of this Supplement to Prospectus Supplement and Prospectus is February 8, 1998.